Invesco PowerShares Capital Management LLC

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

Via Edgar

February 25, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: PowerShares DB Silver Fund

Request for Withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form S-1

SEC File Nos.: 333-193222 and 333-193222-01

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Rule 477”), PowerShares DB Multi-Sector Commodity Trust (the “Trust”) and PowerShares DB Silver Fund (the “Fund” and, together with the Trust, the “Registrants”) request withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File Nos. 333-193222 and 333-193222-01), together with all amendments and exhibits thereto (the “Amendment”), with such withdrawal to be effective as of the date hereof pursuant to Rule 477.

The Registrants believe that withdrawal of the Amendment is consistent with the public interest and the protection of investors.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (800) 983-0903.

Very truly yours,

Invesco PowerShares Capital Management LLC, as Managing Owner

By:	/s/ Anna Paglia
	Name:	Anna Paglia
	Title:	Head of Legal